UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 21, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (NASDAQ GSM: FFCH), CEO R. Wayne Hall and CFO Blaise B. Bettendorf will present at the Keefe, Bruyette & Woods 11th Annual Community Bank Investor Conference on Wednesday, July 28, 2010. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. The presentation will also be available on the Company's website from July 27 through October 31, 2010.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press Release of July 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: July 21, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of July 21, 2010

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

2440 Mall Drive · Charleston, S.C. 29406
843-529-5933 · FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations and
Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. CEO AND CFO TO PRESENT AT KEEFE, BRUYETTE & WOODS 11th ANNUAL COMMUNITY BANK INVESTOR CONFERENCE

Charleston, South Carolina (July 21, 2010) First Financial Holdings, Inc. (NASDAQ GSM: FFCH) ("First Financial" or "Company") CEO R. Wayne Hall and CFO Blaise B. Bettendorf will present at the Keefe, Bruyette & Woods 11th Annual Community Bank Investor Conference on Wednesday, July 28, 2010 at 2:30 p.m. E.D.T. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. The presentation will also be available on the Company's website through October 31, 2010. This updated presentation will be used throughout the quarter as we meet with current and potential investors.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services. In addition, the Company provides retirement plan consulting and administrative services through First Southeast 401(k) Fiduciaries, Inc. For additional information, please visit our website at www.firstfinancialholdings.com.

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